Exhibit 99.1
SOURCE: Neptune Technologies & Bioressources Inc.	PRESS RELEASE

   NKO® Awarded Best Product of 2010

Laval, Québec, CANADA – May 26th, 2010 –Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) is proud to announce that Neptune Krill Oil (NKO®) was awarded the prize for best product of 2010 during the 11th Congress of “Nutrition & Santé” in Belgium.

Independent Overall Evaluation

Neptune’s client Nutrisan Nutraceuticals applied for this distinctive “Best Product” award, which involved an in-depth evaluation of NKO® by a scientific committee represented by renowned professors and doctors. The evaluation was based on the efficacy, value of innovation, biochemical composition and clinical studies supporting each product. Three finalists were chosen among 29 products and NKO® was awarded the laureate. Nutrisan Nutraceuticals has the right to promote NKO®’s prestigious prize for the following year. “This is yet another outstanding achievement awarded by a respectable independent organization that Neptune is proud of, further distinguishing NKO® from its krill oil competitors” said Dr. Wael Massrieh, Director of R&D at Neptune.

Neptune Shows at Vitafoods

Neptune exhibited at Vitafoods, a Global Nutraceutical Event, which took place from May 18th to 20th, 2010, in Geneva, Switzerland. This event attracts more than 500 exhibitors and 6000 visitors from all over the world in the nutraceutical, cosmeceutical, functional food and functional drinks industries. Unlike the previous five consecutive years that Neptune has been participating at this event, there was a noticeable difference in the awareness of NKO®. “Visitors were no longer asking the recurrent question - what is krill oil?” noted Mrs. Catherine Feuillarade, Executive Director of Nutraceuticals, “but were specifically visiting Neptune’s stand to find out more on NKO® and discuss in depth the multitude of scientific and promotional material highlighting its strengths relative to competing products” she added. By using the intelligent strategy of levelling the “pricing” field, Neptune successfully allowed the driving force behind the demand to be based on the complete portfolio of scientific evidence, intellectual property and expertise and not just price. There was also a marked difference in the profile of the visitors, many of which weredistinguished “big players” in the industry that met with the Neptune team. “We believe that successful partnerships may be developed in the next several months, following this flagship event” said Dr. Massrieh.

About Neptune Technologies & Bioressources Inc.
Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc
Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm
NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

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Neptune Contact:
Neptune Technologies & Bioressources Inc.
André Godin, V.P. Administration and Finance
+1 450.687.2262
a.godin@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.